SCHEDULE A
to the Investment Advisory Agreement

(as amended on June 9, 2021, to
remove Pzena Long/Short Value Fund and add Pzena International Value Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Pzena Mid Cap Value Fund	0.80%
Pzena Emerging Markets Value Fund	1.00%
Pzena Small Cap Value Fund	0.95%
Pzena International Small Cap Value Fund	1.00%
Pzena International Value Fund	0.65%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	PZENA INVESTMENT MANAGEMENT, L.L.C.
By: /s/ Jeffrey T. Rauman	By: /s/ William L. Lipsey
Name: Jeffrey T. Rauman	Name: William L. Lipsey
Title: President	Title: President

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